Lynn Toby Fisher 212.836.8685 lfisher@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6685 www.kayescholer.com
November 2, 2010
BY EDGAR AND BY HAND
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Harbinger Group Inc.
Preliminary Information Statement on Schedule 14C
Filed October 8, 2010, as revised on October 25, 2010
File No. 001-04219
Dear Mr. Mancuso:
          This letter is submitted on behalf of our client, Harbinger Group Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated November 1, 2010 (the “Comment Letter”) to Philip A. Falcone, the Company’s Chairman of the Board, Chief Executive Officer and President, with respect to the Company’s Preliminary Information Statement on Schedule 14C filed with the SEC on October 8, 2010, as revised on October 25, 2010 (File No. 001-04219) (the “Information Statement”). The Company’s Definitive Information Statement (the “Definitive Information Statement”) to be filed with the SEC will include revisions, where applicable, intended to address the Staff’s comments set forth below. The information in these responses was provided to us by the Company.
          The text of each comment contained in the Comment Letter is set forth in italics below, immediately followed by the Company’s corresponding response.
General
1.	Please provide us your analysis of whether Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. are smaller reporting companies. Refer to Regulation S-K Rule 10(1)(1)-(2). Include in your response all calculations you performed and the authority on which you relied to arrive at your conclusions.
Response: For issuers that are required to file reports under section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as Spectrum Brands, Inc. (“SBI”) and Spectrum Brands Holdings, Inc. (“SB Holdings”), the determination of whether

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the issuer qualifies as a smaller reporting company is based on whether the issuer came within the definition of smaller reporting company as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year (the “Test Date”). In order to satisfy the definition of smaller reporting company, on the Test Date the issuer may not be an investment company, an asset-backed issuer (as defined in Rule 229.1101), or a majority-owned subsidiary of a parent that is not a smaller reporting company and must have had a public float held by non-affiliates of less than $75 million.
          With respect to SBI, the relevant Test Date is the last business day of its second fiscal quarter of 2009 (March 29, 2009) (the “2009 Test Date”). On that date, SBI was not an investment company, asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and had a total public float (counting both affiliate and non-affiliate holdings) of less than $8 million.1 As of the last business day of the second fiscal quarter of 2010 (April 4, 2010), SBI failed to qualify as a smaller reporting company as a result of having a public float held by non-affiliates in excess of $75 million. However, under Rule 10(f)(2) of Regulation S-K, SBI is permitted to continue to file as a smaller reporting company until its first Quarterly Report on Form 10-Q for its 2011 fiscal year (i.e., for the quarter ending January 3, 2011).
          Pursuant to the terms of the Agreement and Plan of Merger, dated as of February 9, 2010, the SB/RH Merger (as such term is defined in the Information Statement) was effected through a holding company structure. SB Holdings was formed as a holding company for the SB/RH Merger and each of SBI and Russell Hobbs, Inc. merged with and into newly-formed subsidiaries of SB Holdings and, as a result, became the subsidiaries of SB Holdings. Based on the Staff’s guidance in Compliance and Disclosure Interpretation 230.01 under the Exchange Act rules, in which a newly formed holding company took on the filer status of the reporting company subsidiaries, SB Holdings took on the filer status of SBI, the only company involved in the mergers that was an Exchange Act reporting company. As noted above, SBI was a smaller reporting company at the time the SB/RH Merger was completed.
Unaudited Pro Forma Condensed Combined Financial Statements, page 193
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198
Note 4. Acquisition of Russell Hobbs by Spectrum Brands in SB/RH Merger, page 201
2.	With a view towards disclosure, please revise this note to describe the key terms of this transaction including a description of the consideration given and the debt assumed.
Response: The Company will revise this note to include a description of the key terms of the transaction, including a description of the consideration given and the debt assumed. The revised text of Note 4 is included in Annex I attached hereto.

[1]	On the 2009 Test Date, SBI had 52,794,156 shares of common stock outstanding. On March 27, 2009 (the last trading day of SBI’s second fiscal quarter) the closing price of SBI’s common stock was $0.15 per share. As a result, SBI’s total public float was approximately $7.9 million as of the 2009 Test Date.

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Note 5. Pro Forma Adjustment — Fresh-Start Reporting, page 201
3.	We note from page 196 and here that you made pro forma adjustments that impact certain lines items related to the Spectrum Brands Holding, Inc. fresh start reporting within the pro forma condensed combined statement of operations for the year ended December 31, 2009. However, we do not see where you have made any adjustments for the tax impact related to these adjustments. Please advise or revise.
Response: The following text will be added to Note 5 and appropriate adjustments will be made to the pro forma financial information:
          (e) SBI recorded a decrease of $2,572 of net tax expense for non-U.S. subsidiaries for the period from October 1, 2008 to August 30, 2009. During all periods presented, SBI had a full valuation allowance for all net U.S. deferred tax assets, exclusive of indefinite-lived intangibles. Due to SBI’s full valuation allowance position, any tax effect of the fresh-start pro forma adjustments for the U.S. parent and U.S. subsidiaries would be offset by an adjustment to the valuation allowance. As such, SBI has recorded a zero tax effect for the pro forma adjustments related to the U.S. parent and U.S. subsidiaries.
Index to Consolidated Financial Statements, page F- 1
4.	Please revise this section and Annex D and Annex F to comply with Rule 8-08 and Rule 8-04 of Regulation S-X, or, to the extent applicable, Item 3.12 and Rule 3-05 of Regulation S-X. Similarly, please update your pro forma financial statements starting on page 193 and any related information included within the filing to comply with Rule 8-05 of Regulation S-X, or, to the extent applicable, Rule 11-02(c)(3) of Regulation S-X.
Response: The Company has reviewed the referenced section and Annexes D and F and has concluded they comply with Rule 8-08 and Rule 8-04 of Regulation S-X. This conclusion was based, in part, on the fact that (i) the Company is both a smaller reporting company and accelerated filer and elects to comply with the scaled disclosure rules applicable to smaller reporting companies, (ii) SBI is a smaller reporting company (although it will cease to be such for its 2011 fiscal year based on its public float as of the end of its second quarter of fiscal 2010, which does not alter the updating requirements for the age of financial statements of the acquiree) and (iii) as discussed in our response to comment 1 above, SB Holdings is also a smaller reporting company (although it too will cease to be such for its 2011 fiscal year, which does not alter the updating requirements for the age of financial statements of the acquiree).
          The Company will update its interim financial statements in Annex D and its pro forma financial statements and related information if it is not able to begin mailing the Definitive Information Statement to stockholders on or before November 8, 2010.
          In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit A a written statement by the Company acknowledging that:

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•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your assistance regarding this matter. Please contact me at (212) 836-8685 with any further comments or questions you may have.

Sincerely,
/s/ Lynn Toby Fisher
Lynn Toby Fisher

cc:	Geoffrey Kruczek Aslynn Hogue Tara Harkins Lynn Dicker

Annex I
November 2, 2010

(4)	ACQUISITION OF RUSSELL HOBBS BY SPECTRUM BRANDS IN SB/RH MERGER

Russell Hobbs was acquired by SB Holdings as a result of the SB/RH Merger on June 16, 2010. The consideration was in the form of newly-issued shares of common stock of SB Holdings exchanged for all of the outstanding shares of common and preferred stock and certain debt of Russell Hobbs held by the Harbinger Parties. Inasmuch as Russell Hobbs is a private company and its common stock was not publicly traded, the closing market price of the Spectrum Brands common stock at June 15, 2010 was used to calculate the purchase price. The total purchase price of Russell Hobbs was approximately $597,579 determined as follows:

Spectrum Brands closing price per share on June 15, 2010	$28.15
Purchase price — Russell Hobbs allocation — 20,704 shares(1)(2)	$575,203
Cash payment to pay off Russell Hobbs’ North American credit facility	22,376

Total purchase price of Russell Hobbs	$597,579

(1)	Number of shares calculated based upon conversion formula, as defined in the SB/RH Merger agreement, using balances as of June 16, 2010.
(2)	The fair value of 271 shares of unvested restricted stock units as they relate to post combination services will be recorded as operating expense over the remaining service period and were assumed to have no fair value for the purchase price.

The total purchase price for Russell Hobbs was allocated to the preliminary net tangible and intangible assets of Russell Hobbs by SB Holdings based upon their preliminary fair values at June 16, 2010 and is reflected in SB Holdings’ historical condensed consolidated statement of financial position as of July 4, 2010 as set forth below. The excess of the purchase price over the preliminary net tangible assets and intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon a preliminary valuation and the estimates and assumptions that are subject to change within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair values of certain tangible assets and liabilities acquired, certain legal matters, amounts for income taxes including deferred tax accounts, amounts for uncertain tax positions, and net operating loss carryforwards inclusive of associated limitations, the determination of identifiable intangible assets and the final allocation of goodwill. SB Holdings expects to continue to obtain information to assist it in determining the fair values of the net assets acquired at the acquisition date during the measurement period. The preliminary purchase price allocation for Russell Hobbs is as follows:

Current assets	$307,809
Property, plant and equipment	15,150
Intangible assets	363,327
Goodwill	120,079
Other assets	15,752

Total assets acquired	822,117

Current liabilities	142,046
Total debt	18,970	(1)
Long-term liabilities	63,522

Total liabilities assumed	224,538

Net assets acquired	$597,579

(1)	Represents indebtedness of Russell Hobbs assumed in the SB/RH Merger.

EXHIBIT A
HARBINGER GROUP INC.
450 Park Avenue, 27th Floor
New York, New York 10022
November 2, 2010
BY EDGAR AND BY HAND
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Harbinger Group Inc.
Preliminary Information Statement on Schedule 14C
Filed October 8, 2010, as revised on October 25, 2010
File No. 001-04219
Dear Mr. Mancuso:
          In connection with Kaye Scholer LLP’s comment response letter, dated November 2, 2010, filed on behalf of Harbinger Group Inc. (the “Company”) with the staff of the Securities and Exchange Commission (the “Staff”) in response to the Staff’s letter to the Company dated November 1, 2010, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your assistance regarding this matter.

Very truly yours,

Harbinger Group Inc.

By: /s/ Francis T. McCarron
Francis T. McCarron Executive Vice President and Chief Financial Officer